                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                            BLACKHAWK BANCORP, INC.
                            A Wisconsin corporation
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                                (Name of Issuer)


                     Common Stock, $.01 Par Value Per Share
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                         (Title of Class of Securities)


                                  09237E 10 5
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                                 (CUSIP Number)


                               Mr. Keith D. Hill
                     Treasurer and Chief Financial Officer
                            Blackhawk Bancorp, Inc.
                                400 Broad Street
                            Beloit, Wisconsin 53511
                                 (414)364-8911
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                With a copy to:
                            Fredrick G. Lautz, Esq.
                              Quarles & Brady LLP
                           411 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (414)277-5000


                               November 22, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 09237E 10 5             13D                        PAGE  1 OF  6 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    DENNIS M. CONERTON (Social Security Number can be voluntarily provided.)
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF AND 00
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
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                7   SOLE VOTING POWER
  NUMBER OF
                    202,785
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    202,785
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     202,785
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.26%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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
ITEM 1.           SECURITY AND ISSUER.

Name of Issuer and Address of Principal Executive Offices:

         Blackhawk Bancorp, Inc.
         400 Broad Street
         Beloit, Wisconsin  53511

Security to Which This Statement Relates:

         Common Stock, $.01 Par Value, per Share ("Blackhawk Common Stock")

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)-(c) and (f). This Schedule 13D is filed on behalf of Mr. Dennis Conerton, an individual residing in Illinois, who is a citizen of the United States of America. Mr. Conerton is President and Chief Executive Officer of Blackhawk Bancorp, Inc. ("Blackhawk"). The principal business office of Mr. Conerton is located at 400 Broad Street, Beloit, Wisconsin 53511, which is also Blackhawk's address.

         (d) and (e). During the last five years, Mr. Conerton has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Since Mr. Conerton last amended this Schedule 13D, he acquired beneficial ownership of 28,620 additional shares of Blackhawk Common Stock through allocations under Blackhawk's Employee Stock Ownership Plan and the vesting of employee and director stock options. The options were granted to Mr. Conerton either as fees for services as a director pursuant to the Blackhawk Bancorp, Inc. 1990 Director Stock Option Plan or as additional compensation for his services as an executive officer pursuant to the Blackhawk Bancorp, Inc. 1994 Executive Stock Option Plan. Mr. Conerton has exercised certain of the options using personal funds to pay the exercise price.

ITEM 4.           PURPOSE OF THE TRANSACTION.

         Mr. Conerton has served as a director of Blackhawk since its 1990 initial public offering and, as of February 20, 1995, was appointed as Blackhawk's President and Chief Executive Officer. Mr. Conerton purchased shares of Blackhawk's Common Stock in its initial public offering. In addition, prior to becoming the President and Chief Executive Officer of Blackhawk, Mr. Conerton received annual grants of options pursuant to Blackhawk's 1990 Directors Stock Option Plan. The terms of that Plan provide for the annual vesting of one-third of the options granted thereunder.


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

         When Mr. Conerton was appointed as President and Chief Executive Officer, Blackhawk made a special grant of options to him under the Blackhawk 1994 Executive Stock Option Plan. Mr. Conerton has continued to participate in that Plan and has received additional grants thereunder with other executive officers since that time. The Blackhawk 1994 Executive Stock Option Plan also provides for the annual vesting of one-third of the options granted thereunder.

         On November 22, 2000 Mr. Conerton acquired beneficial ownership of 5,833 shares of Blackhawk's Common Stock as a result of the vesting of options that will occur on January 21, 2001 (sixty (60) days after November 22, 2000), which caused his total beneficial ownership of shares of Blackhawk Common Stock to increase more than one percentage point over the percentage of beneficial ownership reported in the last amendment he filed to this Schedule 13D. That event gave rise to Mr. Conerton's filing of this Amendment under the provisions of Rule 13d-2(a).

         Mr. Conerton has no present intention to effect any transactions in Blackhawk Common Stock or to exercise any of his options in the immediate future, nor does he have any plans or intentions to exercise any control over Blackhawk's management or policies other than in accordance with his duties as a Director and the President and Chief Executive Officer of Blackhawk.

         More specifically, Mr. Conerton has no plan or proposal which relates to or which would result in:

                  (a) Other than through the future exercise of options granted to him under Blackhawk's stock option plans, the acquisition by any person of additional securities of Blackhawk, or the disposition of securities of Blackhawk;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Blackhawk or any of its subsidiaries;

                  (c) The sale or transfer of a material amount of assets of Blackhawk or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of Blackhawk, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

                  (e) Any material change in the present capitalization or dividend policy of Blackhawk;

                  (f) Any other material change in Blackhawk's business or corporate structure;

                  (g) Changes in Blackhawk's Articles of Incorporation, Bylaws or other actions which may impede the acquisition or control of Blackhawk by any person;


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

                  (h) Causing a class of securities of Blackhawk to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

                  (i) A class of equity securities of Blackhawk becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Exchange Act; or

                  (j)      Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Mr. Conerton owns directly 70,425 shares of Blackhawk Common Stock, and holds presently exercisable options (or options which will become exercisable within 60 days after November 22, 2000) for the purchase of up to an additional 130,600 shares of Blackhawk Common Stock.

         (c) The following chart reflects all shares of Blackhawk Common Stock of which Mr. Conerton has acquired beneficial ownership since he last amended this Schedule 13D.


                                                  Shares
                               Shares             Owned
                                Owned           Indirectly            Options
         Date                 Directly            By ESOP             Vesting              TOTAL
         ----                 --------            -------             -------              -----
03/20/1998                       70,425               1,640            102,100             174,165

12/13/1998                                                               3,333               3,333

                                 70,425               1,640            105,433             177,498             BALANCE

12/24/1998                                                               3,334               3,334

                                 70,425               1,640            108,767             180,832             BALANCE

01/21/1999                                                               5,833               5,833

                                 70,425               1,640            114,600             186,665             BALANCE

12/16/1999                                                                 500                 500

                                 70,425               1,640            115,100             187,165             BALANCE

12/24/1999                                                               3,333               3,333

                                 70,425               1,640            118,433             190,498             BALANCE

12/31/1999                                              120                                    120

                                 70,425               1,760            118,433             190,618             BALANCE

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

                                                  Shares
                               Shares             Owned
                                Owned           Indirectly            Options
         Date                 Directly            By ESOP             Vesting              TOTAL
         ----                 --------            -------             -------              -----
01/21/2000                                                               5,834               5,834

                                 70,425               1,760            124,267             196,452             BALANCE

12/16/2000                                                                 500                 500

                                 70,425               1,760            124,767             196,952             BALANCE

01/21/2001                                                               5,833               5,833

                                 70,425               1,760            130,600             202,785             BALANCE

03/20/98 bal.                    70,425               1,640            102,100             174,165

increase                              0                 120             28,500              28,620

         (d)      None.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than Blackhawk's 1990 Directors' Stock Option Plan, its 1994 Executive Stock Option Plan, and its Employee Stock Ownership Plan, each of which is incorporated by reference in this Schedule 13D, and agreements referred to or contained therein, there are no contracts, arrangements, understandings or relationships between Mr. Conerton and any other person, or with respect to any securities of Blackhawk.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Mr. Conerton hereby incorporates into this Schedule 13D the following exhibits by reference to the filings set forth below:

                                  EXHIBIT INDEX


    EXHIBIT NO.
    -----------

         1 The Blackhawk Bancorp, Inc. 1990 Directors' Stock Option Plan is incorporated herein by reference to Exhibit 10.5 to Amendment No. 1 to Blackhawk's Registration Statement on Form S-1 (Reg. No. 33-32351).



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

    EXHIBIT NO.
    -----------

         2 The Blackhawk Bancorp, Inc. 1994 Executive Stock Option Plan, approved by Shareholders of Blackhawk in May 1994, is incorporated herein by reference to Exhibit 10.9 to Blackhawk's 1994 Annual Report on Form 10- KSB, dated March 29, 1995.

         3. The Blackhawk Bancorp, Inc. Employee Stock Ownership Plan and Amendment No. 1 thereto are incorporated herein by reference from Exhibit 10.3 to Blackhawk's 1990 Form 10-K, dated March 31, 1990, and Exhibit 10.31 to its 1994 Form 10-KSB, dated March 29, 1995, respectively, and the related Blackhawk Bancorp, Inc. Employee Stock Ownership Trust is incorporated herein by reference from Exhibit 10.4 to Amendment No. 1 to Blackhawk's Registration Statement on Form S-1 (Reg. No. 33-32351) filed on March 5, 1990.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: November 22, 2000

                                                   /s/ Dennis M. Conerton
                                                   -----------------------------
                                                   Dennis M. Conerton




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